Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2006	2005
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$3,283	$2,373
Add:
Equity (earnings) losses from affiliates	(610)	(154)
Dividends received from affiliates	69	77
Fixed Charges (excluding capitalized interest and perpetual preference dividends)	676	611
Amortization of capitalized interest	32	36

Total earnings available for fixed charges	$3,450	$2,943

Fixed charges:
Interest on debt and finance lease charges	$592	$537
Capitalized interest	23	26
Perpetual preference dividends paid	—	10
Interest element on rental expense	84	74

Total fixed charges	$699	$647

Ratio of earnings to fixed charges	4.9	4.5